

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
(56-2) 427-3581 or 427-3416

<u>CCU ANNOUNCES THE PAYMENT OF EXTRAORDINARY DIVIDEND</u>

(Santiago, Chile, August 6, 2003) – In relation with the extraordinary dividend announced on February 27, 2003, amounting to Ch$168,700 million, the Board of Directors approved the payment of the remaining portion in two disbursements among its 318,502,872 shares. The first one, of Ch$235 per share (Ch$1,175 per ADR) totaling Ch$74,848,174,920, will be made on August 29, 2003 and distributed among its shareholders of record as of August 22, 2003. The second one, of Ch$117.66555 per share (Ch$588.32775 per ADR) totaling Ch$37,476,815,610, will be made on October 10, 2003 and distributed among its shareholders of record as of October 3, 2003.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.